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www.torys.com

June 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief

Kevin Dougherty, Staff Attorney

Jenifer Gallagher, Staff Accountant

Mark Wojciechowski, Staff Accountant

Re: Brookfield Renewable Corporation

       Brookfield Renewable Partners L.P.

       Registration Statement Originally Filed November 8, 2019 on Form F-1

       File Nos. 333-234614 and 333-234614-01

       Amendment No. 5 to Form F-1 on Form F-1/F-4

       Filed June 22, 2020

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Renewable Corporation (“BEPC”) and Brookfield Renewable Partners L.P. (“BEP,” and together with BEPC, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 18, 2020, relating to the Registration Statement on Form F-1 (Registration Nos. 333-234614 and 333-234614-01) of the Registrants originally filed with the Commission on November 8, 2019, as amended (the “Registration Statement”). Amendment No. 5 to the Registration Statement on Form F-1/F-4 (“Amendment No. 5”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement in Amendment No. 5 to update other disclosure. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 5.

June 22, 2020

Amendment No. 3 to Form F-1 on Form F-1/F-4 filed June 5, 2020

Risk Factors

The BEPC articles and BEP’s limited partnership agreement provide (or will provide) that the federal district courts..., page 51

1.

Your disclosure states that the BEPC articles provide, and BEP’s limited partnership agreement will be amended on the closing of the special distribution to provide, that, unless BEPC or BEP consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. It appears that you do not state which court or courts have jurisdiction over Exchange Act claims. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability crated by the Securities Act or the rules or regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please ensure that your disclosures and the exclusive forum provision in the governing documents state this clearly. Please also clarify and expand your disclosure to discuss the enforceability of your forum selection provision under the federal securities law, including any uncertainty, and disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Registrants have revised the form of BEPC articles attached as Exhibit 3.1 to Amendment No. 5 and the disclosure on pages 51, 234, 254 and ALT-247 of Amendment No. 5.

Material United States Federal Income Tax Considerations

Consequences to U.S. Unitholders

Special Distribution of BEPC Exchangeable Shares

Consequences Relating to the Formation of BEPC, page 270

2.

In this section, on page 266 you disclose that the following discussion, to the extent it expresses conclusions as to the application of U.S. federal income tax law and subject to the qualifications described herein, represents the opinion of Torys LLP. However, on page 271 you appear to make a representation as to a material tax consequence that does not appear within the opinion of counsel, specifically that:

•

BEPC and the general partner of BEP intend to take the position that none of the BEPC exchangeable shares distributed to unitholders pursuant to the special distribution constitute Section 306 stock and, in the alternative, to the extent that any such BEPC exchangeable shares constitute Section 306 stock, then under the exception for dispositions lacking a principal purpose of tax avoidance, the adverse rules governing the disposition of Section 306 stock do not apply.

As this representation appears related to material tax consequences, please revise to include such representation within the opinion of counsel. If there is significant doubt about the tax consequences, counsel may give a “should” or “more likely than not” opinion to make clear the opinion is subject to a degree of uncertainty. For

June 22, 2020

guidance, please refer to Section III.C.3 and 4 of the Division of Corporation Finance’s Staff Legal Bulletin No. 19.

We advise the Staff that additional tax diligence has revealed that there are no material tax consequences under Section 306 of the Code in relation to the BEPC exchangeable shares being distributed to BEP unitholders pursuant to the special distribution, and the Registrants have consequently deleted all references to Section 306 of the Code and Section 306 stock in Amendment No. 5. Further, we have considered whether it is necessary to include a statement in the Registration Statement and Amendment No. 5 to confirm the foregoing and have concluded that because it is no longer a material tax consequence, no such positive statement relating to Section 306 of the Code (or any other matters that are not material tax consequences) is required.

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June 22, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Sachin Shah, Chief Executive Officer

Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

David J. Perkins, Esq.

Cravath, Swaine & Moore LLP